Daniel Movie Project

Daniel Kooman [redacted]
to Chad

Mon, Jul 15, 12:01 PM

Hi Chad,

My name is Daniel Kooman and I'm the writer and director of the new *Daniel* movie. You recently responded to a form on facebook to learn more, so I wanted to reach out and see what level of interest you have in the project and investment opportunities.

We are very excited about the film, and after completing the first 10% of production, we are gearing up to film the remainder of the film in late 2024 and are actively seeking investor partners.

You can find a lot more details about the project here on our newly launched crowdfunding campaign.

Please reach out to me if you have any questions, or want to setup a short call to discuss further. Thanks so much for your interest.

Sincerely,

Daniel Kooman | UnveilTV | New Movie: *Daniel*

Read my Substack. Breath of Life

Director. Producer. Editor.

[redacted]

For respondents to the Daniel Film on WeFunder Campaign: Daniel Film LLC is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.